Exhibit 2.1

SALE AND PURCHASE AGREEMENT

AMONG

MEDICAL DISCOVERIES INC.

AND

MDI ONCOLOGY, INC.

AND

EUCODIS PHARMACEUTICALS FORSCHUNGS-und ENTWICKLUNGS GmbH

Dated

July 6, 2007

Exhibit 2.1

SALE AND ASSET PURCHASE AGREEMENT

This Sale and Asset Purchase Agreement (this “Agreement”, which term is intended to include all exhibits, schedules and other documents attached hereto or referred to herein) is made and entered into on July 6, 2007 (the “Effective Date”) by and among Medical Discoveries, Inc., a Utah corporation, whose principal place of business is 1338 South Foothill Drive, #266, Salt Lake City, Utah 84108 (“MDI”), MDI Oncology, Inc., a Delaware corporation and wholly-owned subsidiary of MDI, whose principal place of business is 1338 South Foothill Drive, #266, Salt Lake City, Utah 84108 (“MDI Oncology” and, together with MDI, the “MDI Parties”) and Eucodis Pharmaceuticals Forschungs - und Entwicklungs GmbH, an Austrian company whose principal place of business is Brunnerstrasse 59, 1230, Vienna, Austria (“EUCODIS”; collectively, the MDI Parties and EUCODIS are referred to as the “Parties”).

RECITALS

MDI purchased substantially all of the intellectual property assets of Savetherapeutics AG a German company in liquidation pursuant to an agreement with its liquidator dated March 11, 2005 (the “Savetherapeutics Contract”), as a result of which the MDI Parties own, among other things, patents, patent applications, pre-clinical study data and anecdotal clinical trial data concerning “SaveCream”, a developmental topical aromatase inhibitor cream (the “Product”).

MDI Oncology and EUCODIS entered into an agreement for the co-development and license of the Product as of July 29, 2006 (the “Co-Development Contract”).

On March 8, 2007, the Parties entered into a letter of intent for the acquisition by EUCODIS of all of the MDI Parties’ rights under the Savetherapeutics Contract, and all intellectual property and other rights belonging to the MDI Parties, whether subsequently acquired or developed by or though the efforts of the MDI Parties or otherwise which are related to the Product.

NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations and warranties herein, the Parties agree as follows:

ARTICLE 1
DEFINITIONS

For purposes of this Agreement, the following definitions shall apply unless specifically stated otherwise

1.1 “Affiliate” shall mean, with respect to any Person, any other Person controlling, controlled by or under direct or indirect common control with such Person. A Person shall be deemed to control a corporation (or other entity) if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such corporation (or other entity), whether through the ownership of voting securities, by contract or otherwise

1.2 “Agreement” shall have the meaning set forth in the heading of this document.

1.3 “Assigned Contracts” shall have the meaning set forth in Section 3.2(a) of this Agreement.

1.4 “Closing” shall have the meaning set forth in Section 4.1(b).

1.5 “Co-Development Contract” shall have the meaning set forth in the Recitals to this Agreement.

1.6 “Commitment” shall have the meaning set forth in Section 4.1 of this Agreement.

1.7  “Confidential Information” shall have the meaning set forth in Section 8.1 of this Agreement.

1.8  “Creditor Indebtedness” shall have the meaning set forth in Section 3.1(a) of this Agreement.

1.9  “Effective Date” shall have the meaning set forth in the heading of this Agreement.

1.10  “Encumbrance” shall mean any title defect, mortgage, assignment, pledge, hypothecation, security interest, lien, charge, option, claim of others or encumbrance of any kind.

1.11 “Escrow Agent” shall mean the New York City law firm of Otterbourg, Steindler, Houston & Rosen, P.C.

1.12 “EUCODIS” shall have the meaning set forth in the heading of this Agreement.

1.13 “Excess Portion” shall have the meaning set forth in Section 3.1(b) of this Agreement.

1.14 “MDI” shall have the meaning set forth in the heading of this Agreement.

1.15 “MDI Creditor” shall have the meaning set forth in Section 3.1(a) of this Agreement.

1.16 “MDI Oncology” shall have the meaning set forth in the heading of this Agreement.

1.17 “MDI Parties” shall have the meaning set forth in the heading of this Agreement.

1.18 “MDI Retained Creditors” shall have the meaning set forth in Section 6.1(s) of this Agreement.

1.19 “Parties” shall have the meaning set forth in the heading of this Agreement.

1.20 “Patent Rights” shall mean all of the MDI Parties’ right, title and interest in the patents and patent applications acquired under the Savetherapeutics Contract or in connection therewith, and any other patent and/or patent application pertaining to the Product, owned or in possession or control of or under contract for the MDI Parties, and any division, continuation, continuation-in-part, renewal, extension, reexamination or reissue of each such patent and any and all corresponding US and foreign counterpart patent applications or patents.

1.21 “Product” shall have the meaning set forth in the Recitals to this Agreement.

1.22 “Purchased Assets” shall have the meaning set forth in Section 2.1 of this Agreement.

1.23 “Purchase Price” shall have the meaning set forth in Section 3.1 of this Agreement.

1.24 “Person” shall mean any individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture or other entity of any kind.

1.25 “Savetherapeutics Contract” shall have the meaning set forth in the Recitals to this Agreement.

1.26 “Schmidt Litigation” shall have the meaning set forth in Section 3.2(b) of this Agreement.

1.27 “Transfer Documents” shall have the meaning set forth in Section 2.5 of this Agreement.

ARTICLE 2
SALE, ASSIGNMENT AND TRANSFER OF PURCHASED ASSETS

2.1 Subject to the terms and conditions set forth in this Agreement and in reliance upon the representations and warranties of the Parties herein set forth, promptly following satisfaction of the conditions to the Closing set forth in Article 4 of this Agreement, the MDI Parties are selling, assigning, transferring, conveying and delivering, as the case may be, to EUCODIS, and EUCODIS shall purchase and, as set forth in Article 3 of this Agreement, pay for, all of the MDI Parties’ rights, title and interests in and relating to the Product and the following related assets of the MDI Parties (collectively, the “Purchased Assets”):

(a) All of the intellectual property and all contractual and other rights, if any, acquired by the MDI Parties pursuant to the Savetherapeutics Contract;

(b) All of the rights of the MDI Parties under the Co-Development Contract, including without limitation the intellectual property and all contractual and other rights acquired by the MDI Parties pursuant to the Co-Development Contract;

(c) Any and all Patent Rights, inventions, discoveries, rights in confidential data (including know-how and trade secrets), manufacturing methods and processes, trademarks, trade names, brand names, logos, trade dress, copyrights and other intellectual property and goodwill associated with the Product, owned or in possession or control of or under contract to acquire by the MDI Parties, in each case whether registered or unregistered, and including without limitation all applications for and renewals or extensions of such rights, and all similar or equivalent rights or forms of protection;

(d) Any and all United States and foreign regulatory files and data relating to the Product in the possession or control of the MDI Parties, including without limitation marketing authorization procedures and preclinical and clinical studies; and,

(e) All rights of the MDI Parties under the Assigned Contracts.

2.2 The Purchased Assets are being sold, assigned, transferred, conveyed and delivered to EUCODIS free of any and all liabilities, obligations and Encumbrances except only for those as may be described in reasonable detail in Exhibit 2.2 (to the extent that Exhibit 2.2 has been attached to this Agreement prior to the Effective Date).

2.3 Upon the Closing, all of the Purchased Assets and all non-publicly available information relating thereto shall be considered to be Confidential Information belonging to EUCODIS, and the MDI Parties shall no longer have any rights thereto or therein.

2.4 The MDI Parties shall be solely responsible for all sales, use, transfer, value added and other related taxes, if any, arising out of the sale by MDI Parties of the Purchased Assets to EUCODIS pursuant to this Agreement.

2.5 Simultaneously with the execution and delivery of this Agreement by the Parties, the MDI Parties shall deliver to the Escrow Agent (in original, fully executed form) all assignments, bills of sale and other documents which are necessary, sufficient or reasonably desirable to effect the transfer of the Purchased Assets to EUCODIS, along with all other documents referred to in this Agreement as being delivered to EUCODIS on or prior to the Closing (collectively, the “Transfer Documents”). The Transfer Documents shall be held by the Escrow Agent for delivery as set forth in Article 4 of this Agreement.

ARTICLE 3
PURCHASE PRICE; TIMING OF PAYMENTS; DISCHARGE OF CERTAIN DEBTS

3.1 The purchase price for the Purchased Assets (the “Purchase Price”) shall consist of the following:

(a) Relief of the MDI Parties from an aggregate of two million four hundred sixty-nine thousand seventy-two Euros (2,469,072€) of indebtedness, which is comprised of the following amounts (each a “Creditor Indebtedness”) owed to the following creditors of the MDI Parties (each an “MDI Creditor”):

(i) 1,850,000 € owed to the Liquidator of Savetherapeutics AG;
(ii)   205,000 € owed to Professor Wieland;
(iii)  188,197€ owed to Mayer, Brown, Rowe and Maw, LLP;
(iv) 127,875 € owed to Epstein, Becker and Green, LLP;
 (v)   46,000 € owed to H3 Pharma;
(vi)   31,000 € owed to Millbank Tweed (Bob Koch); and
(vii)  21,000 € owed to Marc Kessemeier

(b) An aggregate of one million five hundred thirty-eight thousand four hundred and sixty-two Euros (1,538,462€) (herein, the “Excess Portion”).

(c) On or before September 30, 2007, EUCODIS shall pay the Excess Portion to the MDI Parties or to another party as the MDI Parties may so direct.

(d) MDI Parties shall be responsible to cause the transfer of the Purchased Assets to EUCODIS by the Closing.

(e)  On Closing, EUCODIS shall deliver to the MDI Parties, in form and substance reasonably satisfactory to the MDI Parties, releases from each of the MDI Creditors forever discharging and releasing the MDI Parties from any liability for any of their respective Creditor Indebtedness.

3.2 In addition, on the Closing, EUCODIS shall assume and shall be financially responsible for:

(a) The financial obligations of the MDI Parties arising under the assigned contracts described in reasonable detail in Exhibit 3.2(a) (to the extent that Exhibit 3.2(a) has been attached to this Agreement prior to the Effective Date); provided, however, that the benefits of each of such assigned contracts (the “Assigned Contracts”) has been validly assigned to EUCODIS in accordance with the terms thereof.

(b) All costs accruing after February 28, 2007 which were necessarily incurred by or on behalf of the MDI Parties to maintain any of the Purchased Assets, including but not limited to: (i) the costs to file and maintain, throughout the world, any of the Patent Rights, and (ii) the legal fees and related legal costs incurred in connection with the legal proceedings in Hamburg, Germany to obtain certain rights belonging to the MDI Parties by co-inventor Dr. Alfred Schmidt (the “Schmidt Litigation”); provided, however, that a reasonably detailed description of such costs are set forth in Exhibit 3.2(b) (to the extent that Exhibit 3.2(b) has been attached to this Agreement prior to the Effective Date) and that such costs are backed up by duly rendered invoices (or receipts) and the amounts set forth thereon for any costs do no exceed the amounts listed on Exhibit 3.2(b) by more than ten percent (10%). After the Effective Date, the MDI Parties shall continue to vigorously prosecute the Schmidt action (which shall be conducted at the direction, and under the control, of EUCODIS) at the sole expense of EUCODIS until such time, if any, as EUCODIS can be substituted for the MDI Parties in such action. For purposes of clarification, the reasonably incurred out-of-pocket expenses of the MDI Parties and their representatives (including legal fees and costs), in furnishing such assistance as may be reasonably requested by EUCODIS, shall be at the sole expense of EUCODIS.

ARTICLE 4
CONDITIONS TO THE CLOSING

4.1.  The Closing shall occur if the following conditions are met:

(a) The MDI Parties shall have delivered to the Escrow Agent all of the Transfer Documents,

(b) The Escrow Agent shall not deliver the Transfer Documents to EUCODIS until such time as EUCODIS has delivered to the MDI Parties (i) the Excess Portion of the Purchase Price without any off set or deduction, and (ii) releases from each of the MDI Creditors in which such MDI Creditors forever discharges and releases the MDI Parties from any liability for any of their respective Creditor Indebtedness, or paid in full the amounts set forth in Section 3.1(a) to the MDI Parties for the account of such MDI Creditor.

4.2 In the event that the Closing does not occur by September 30, 2007, and unless the parties have otherwise agreed in writing, the Escrow Agent shall deliver the Transfer Documents to the MDI Parties or to whomever as the MDI Parties may so direct.

4.3 Irrespective of any provision of this Agreement to the contrary, the obligation of EUCODIS to purchase the Purchased Assets is subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by EUCODIS in its sole discretion):

(a) Each of the representations and warranties made by the MDI Parties in this Agreement shall be true and correct in all material respects on and as of the Closing as though such representation or warranty was made on and as of the Closing.

(b) The MDI Parties shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by this Agreement to be so performed or complied with by the MDI Parties at or before the Closing.

(c) The MDI Parties shall have delivered to the Escrow Agent all of the Transfer Documents.

(d) Since the Effective Date, MDI shall have obtained additional capital or a credit facility aggregating in the amount of at least $250,000.00.

(e) The MDI Parties shall have delivered or caused to be delivered to the Escrow Agent or to EUCODIS any and all originals and copies of documents pertaining to Purchased Assets and the Product, which are within the possession or control of the MDI Parties, along with any additional documents reasonably requested by EUCODIS.

4.4 In the event that, before the Creditor Indebtedness of any MDI Creditor has been fully satisfied, actions are taken pursuant to which either of the MDI Parties voluntarily declares bankruptcy (however evidenced), or involuntary is caused to become bankrupt, then the unpaid amount(s) of any still outstanding Creditor Indebtedness shall be paid into the court having jurisdiction over the bankrupt’s estate.

4.5 If valid transfer of title to any Purchased Assets or portion thereof is not made on the Closing and can not be made by the MDI Parties promptly thereafter, or if the circumstances that make such assignment or transfer or any claim to any of the Purchased Assets to EUCODIS questionable or impracticable for any reason, it shall be the obligation of the MDI Parties to determine another way by which EUCODIS shall be able to utilize the Purchased Assets with equal or at least substantially similar economical effect, including (if agreeable to EUCODIS) under an exclusive, royalty-free, perpetual license with the right to sublicense.

ARTICLE 5
DELIVERIES BY THE MDI PARTIES; RESIDUAL RIGHTS

5.1 As soon as possible, but no later than within fifteen (15) business days after the Effective Date, the MDI Parties shall deliver or cause to be delivered to the Escrow Agent any and all originals and copies of documents pertaining to Purchased Assets and the Product, which are within the possession or control of the MDI Parties. All of such documents after the Closing are considered to be Confidential Information of EUCODIS in accordance with Article 8 of this Agreement.

5.2 Promptly after the Effective Date, the MDI Parties shall deliver to the Escrow Agent (or if the Closing has occurred, to EUCODIS) such additional assignments and bills of sale transferring title to the Purchased Assets and the Product as EUCODIS reasonably shall request, and promptly following the Closing shall cause the change of title to such assets to be recorded by applicable patent offices as appropriate

5.3 The MDI Parties shall be entitled to retain one copy of any documents being delivered, but only in its legal files for evidential purposes in respect of its confidentiality obligations in relation to this Agreement or other matters related hereto.

5.4 It is expressly understood and agreed that EUCODIS is not the successor to either of the MDI Parties in their business affairs, and EUCODIS undertakes no responsibility, obligation or liability, expressed or implied, under any contract of the MDI Parties that are not Assigned Contracts, and that such other contracts shall remain the sole responsibility of the MDI Parties.

5.5 For the period of five (5) years from the Closing, neither of the MDI Parties, nor any of its or their Affiliates shall be a party to, or assist with or undertake, either on its own, with third parties or on behalf of third parties, any research and development with respect to the Product or any product which could be used in reasonable substitution thereof, nor commercialize any products based on the Product, save as requested by EUCODIS.

ARTICLE 6
REPRESENTATIONS, WARRANTIES AND COVENANTS

6.1 The MDI Parties represent, warrant and covenant to EUCODIS as of the Effective Date and at the Closing as follows:

(a) MDI is a corporation duly and validly existing and in good standing under the laws of the State of Utah. MDI Oncology is a corporation wholly-owned by MDI which is duly and validly existing and in good standing under the laws of the State of Delaware, and does not conduct business in any other jurisdiction. Each of the MDI Parties has all requisite power and authority to own its assets, including the Purchased Assets, and to carry on its business as presently conducted.

(b) Each of the MDI Parties has all requisite power and authority to execute and deliver and perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement.

(c) All acts (corporate or otherwise) required to be taken by or on the part of, and all approvals required to be obtained by, each of the MDI Parties necessary to enter into this Agreement, consummate the transactions contemplated by this Agreement and perform its obligations under this Agreement have been duly and properly taken by such MDI Party.

(d) This Agreement has been duly and validly executed and delivered by the MDI Parties, and constitutes the legal, valid and binding obligation of the MDI Parties enforceable against the MDI Parties in accordance with its terms, subject to applicable bankruptcy, moratorium, reorganization, insolvency and similar laws of general application relating to or affecting the rights and remedies of creditors generally and to general equitable principles (regardless of whether a proceesings is brought in equity or at law).

(e) The Purchased Assets do not constitute all or substantially all of the assets of MDI.

(f) The execution and delivery of this Agreement by each of the MDI Parties, the consummation by it of the transactions contemplated by this Agreement, and the performance by it of its obligations under this Agreement does not, and will not at all relevant times (i) violate or conflict with any provision of its respective Certificate of Incorporation or By-Laws, or (ii) result in a violation by such MDI Party of any law to which it or any of its properties or assets are subject.

(g) The execution and delivery of this Agreement by each of the MDI Parties, the consummation by it of the transactions contemplated by this Agreement, and the performance by it of its obligations under this Agreement does not, and will not at all relevant times violate, or conflict with, or result in a breach of any provision of, or constitute a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any agreement lease, instrument, obligation, understanding or arrangement to which such MDI Party is a party or by which any of its properties or assets is subject.

(h) Except as set forth in Exhibit 6.1(h) (to the extent that Exhibit 6.1(h) has been attached to this Agreement prior to the Effective Date), there is no litigation, proceeding, investigation, arbitration or claim pending, or, to the best of the knowledge of the MDI Parties, threatened against the MDI Parties, and there is, to the best of the MDI Parties’ knowledge, no reasonable basis for any such action, which affects in whole or in part either MDI Party’s ability to consummate the transactions contemplated by this Agreement, the performance of the MDI Parties obligations hereunder or the ability of EUCODIS to fully enjoy the Purchased Assets.

(i) To the best of the MDI Parties’ knowledge, the use of the Purchased Assets does not infringe intellectual property rights of third parties, except to the extent as may have been alleged in the Schmidt Litigation, (ii) the Purchased Assets are free from any liens, charges and Encumbrances or other rights of third parties, (iii) the full enjoyment of the Purchased Assets are not dependant on any rights of third parties, (iv) no fraudulent or other improper document has been filed with any third governmental agency which may invalidate any of the rights enjoyed by the Purchased Assets, and (v) the Purchased Assets are, to the best knowledge of the MDI Parties, valid and enforceable against third parties, and there are no grounds for revocation, invalidation or re-examination of any of the Purchased Assets

(j) Except as set forth in Exhibit 6.1(j) (to the extent that Exhibit 6.1(j) has been attached to this Agreement prior to the Effective Date), no permit, consent, approval or authorization of, or declaration, filing or registration with, any governmental authority or other third party is or will be necessary to be made or obtained by the MDI Parties in connection with (i) the execution and delivery by MDI of this Agreement, (ii) the consummation by them of the transactions contemplated under this Agreement, or (iii) the performance by the MDI Parties of their obligations under this Agreement.

(k) One or both of the MDI Parties are a party to each of the Assigned Contracts, all of which (i) are in full force and effect, (ii) constitute binding and enforceable obligations, (iii) subject to the terms and conditions thereof, are assignable to EUCODIS, and (iv) are being duly assigned to EUCODIS at the Closing.

(l) Except as set forth in Exhibit 6.1(l) (to the extent that Exhibit 6.1(l) has been attached to this Agreement prior to the Effective Date), all of the Purchased Assets are legally, beneficially, and solely owned by the MDI Parties, and there are no pending or threatened claims or any other undisclosed liabilities that could impair any right or claim of the MDI Parties is assigning and transferring that may be deemed to be part of, or arise under or are related to, the Purchased Assets to EUCODIS under this Agreement or that may cause any liability to be incurred by EUCODIS as the result of its use of the Purchased Assets after the Closing.

(m) The MDI Parties have not granted any third parties any rights relating to the Product or relating in any way to any of the rights obtained pursuant to the Savetherapeutics Contract.

(n) Schedule 6.1(n) contains a complete and correct list of (i) all documents relating to the Savetherapeutics Contract, including without limitation the Savetherapeutics Contract, all exhibits and schedules thereto, all amendments thereof and all correspondence pertaining thereto with, or on behalf of, the liquidator of Savetherapeutics AG, dated subsequent to March 11, 2005, (ii) all invoices and other debit memoranda from each of the MDI Creditors which support the Creditor Indebtedness, and (iii) all contracts, findings and correspondence with any other third parties, including consultants, which relate to the Purchased Assets and which were obtained on or after March 11, 2005. Prior to or on the Effective Date, the MDI Parties have delivered or are delivering to EUCODIS or as it may direct a true and complete copy of each item listed on Schedule 6.1(n).

(o) As specifically set forth in this Agreement, the MDI Parties shall timely fulfill obligations which relate to or otherwise affect, in any respect, the Purchased Assets. The MDI Parties shall indemnify and reimburse EUCODIS and its officers, directors, employees, consultants and agents from and against all liabilities, claims, damages, costs and expenses incurred by EUCODIS and its officers, directors, employees, consultants and agents arising from any claims by the contractual parties of the Assigned Contracts in relation to the non-fulfillment of any obligations of the MDI Parties prior to the Effective Date.

(p) The MDI Parties shall be responsible for obtaining any consents and approvals by the contractual parties to the Assigned Contracts necessary to effectuate the assignment of the Assigned Contracts to EUCODIS, and to obtain the consent and approval of the MDI Creditors for the assumption and transfer of their debt to EUCODIS; provided, however, that EUCODIS shall render the MDI Parties reasonable help in obtaining such consents and approvals.

(q) If valid transfer of title to any Purchased Assets or portion thereof is not made on the Closing and can not be made by the MDI Parties promptly thereafter, or if the circumstances that make such assignment or transfer or any claim to any of the Purchased Assets to EUCODIS questionable or impracticable for any reason, it shall be the obligation of the MDI Parties to determine another way by which EUCODIS shall be able to utilize the Purchased Assets with equal or at least substantially similar economical effect, including (if agreeable to EUCODIS) under an exclusive, royalty-free, perpetual license with the right to sublicense.

(r) Prior to or on the Effective Date, the MDI Parties have delivered or are delivering to the Escrow Agent an opinion of recognized counsel, addressed to EUCODIS, relating to the representations contained in clauses (a) through (f) above reasonably satisfactory to counsel for EUCODIS, which may contain such reasonable qualifications and exceptions as are customary.

(s) Schedule 6.1(s) contains a complete and correct list of creditors of the MDI Parties (including the MDI Creditors) and the amounts owed by the MDI Parties as of June 30, 2007, except for not more than in aggregate of $5, 000 of unlisted indebtedness. After subtracting from such list any Creditor Indebtedness of a MDI Creditor included on such list, the remaining balance is less than $1,850,000.

6.2 EUCODIS represents, warrants and covenants to the MDI Parties as follows:

(a) EUCODIS is a company duly organized, validly existing and in good standing under the laws of Austria and has all requisite power and authority to own its assets and to carry on its business as presently conducted.

(b) EUCODIS has all requisite power and authority to execute and deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

(c) All acts (corporate or otherwise) required to be taken by or on the part of, and all approvals required to be obtained by, EUCODIS necessary to enter into this Agreement, consummate the transactions contemplated by this Agreement and perform its obligations under this Agreement have been duly and properly taken by EUCODIS.

(d) This Agreement has been duly and validly executed and delivered by EUCODIS and constitutes the legal, valid and binding obligation of EUCODIS enforceable against EUCODIS in accordance with its terms, subject to applicable bankruptcy, moratorium, reorganization, insolvency and similar laws of general application relating to or affecting the rights and remedies of creditors generally and to general equitable principles (regardless of whether a proceedings is brought in equity or at law).

(e) The execution and delivery of this Agreement by EUCODIS, the consummation by it of the transactions contemplated by this Agreement, and the performance by it of its obligations under this Agreement does not, and will not at all relevant times (i) violate or conflict with any provision of its operative governing documents, or (ii) result in a violation by EUCODIS of any law to which it or any of its properties or assets are subject.

(f) The execution and delivery of this Agreement by EUCODIS, the consummation by it of the transactions contemplated by this Agreement, and the performance by it of its obligations under this Agreement does not, and will not at all relevant times violate, or conflict with, or result in a breach of any provision of, or constitute a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any agreement lease, instrument, obligation, understanding or arrangement to which EUCODIS is a party or by which any of its properties or assets is subject.

(g) EUCODIS shall timely fulfill after the Closing all obligations incurred to the MDI Parties under or pursuant to this Agreement. EUCODIS shall indemnify and reimburse the MDI Parties and their officers, directors, employees and agents from and against all liabilities, claims, damages, costs and expenses incurred by the MDI Parties and their officers, directors, employees and agents arising from any claims by the contractual parties of the Assigned Contracts in relation to the non-fulfillment of any obligations of EUCODIS arising on or after the Closing..

(h) If any MDI Creditor does not agree to have its debt obligation assumed by, and transferred to, EUCODIS, then EUCODIS shall pay the amount set forth in Section 3.1(a) to MDI for the account of such MDI Creditor, and MDI shall immediately make payment to such MDI Creditor and will be solely responsible for such payment. MDI shall provide written notification to EUCODIS that said payment to such MDI Creditor has been made by MDI.

6.3 In addition to any obligations of indemnification by the MDI Parties set forth under this Agreement, the MDI Parties shall indemnify, defend and hold harmless EUCODIS and its officers, directors, employees, consultants and agents from and against all liabilities, claims, damages, costs and expenses (including reasonable attorney’s fees) incurred by EUCODIS and its officers, directors, employees and agents arising from the breach of any of the representations, warranties or covenants made by the MDI Parties under this Agreement.

6.4 In addition to any obligations of indemnification by EUCODIS set forth under this Agreement, EUCODIS shall indemnify, defend and hold harmless the MDI Parties and their officers, directors, employees, consultants and agents from and against all liabilities, claims, damages, costs and expenses (including reasonable attorney’s fees) incurred by the MDI Parties and its officers, directors, employees and agents arising from the breach of any of the representations, warranties or covenants made by EUCODIS under this Agreement.

ARTICLE 7
INDEMNIFICATION

7.1 From and after the Closing, the MDI Parties shall defend, indemnify and hold harmless EUCODIS and its officers, directors, employees, consultants and agents from and against all liabilities, claims, damages, costs and expenses (including reasonable attorney’s fees) incurred by EUCODIS and its officers, directors, employees, consultants and agents arising from or out of (a) any breach of any representation, warranty, covenant or agreement made by the MDI Parties in this Agreement, (b) any act or omission by the MDI Parties (or their agents and employees) in connection with (i) the Purchased Assets, (ii) the Assigned Contracts, to the extent that the cause for such claim was existing prior to or on the Effective Date, or (iii) the transactions contemplated by this Agreement; provided, however, that with respect to the Creditor Indebtedness owing to the MDI Creditors, the MDI Parties shall have no liability.

7.2 From and after the Closing, EUCODIS shall defend, indemnify and hold harmless the MDI Parties and their officers, directors, employees, consultants and agents from and against all liabilities, claims, damages, costs and expenses (including reasonable attorney’s fees) incurred by the MDI Parties and their officers, directors, employees, consultants and agents arising from or out of (a) any breach of any representation, warranty, covenant or agreement made by EUCODIS in this Agreement, (b) non-payment of the Creditor Indebtedness to the MDI Parties, or (c) any act or omission by EUCODIS (or its agents and employees) in connection with (i) the Purchased Assets, (ii) the Assigned Contracts, to the extent that the cause for such claim was created after the Effective Date, or (iii) the transactions contemplated by this Agreement.

7.3 No obligation of indemnification shall arise relating to a third party claim or cause of action unless the indemnified Party making such claim shall: (a) notify the indemnifying Party of such claim promptly upon becoming aware of the existence or threatened existence of any such claim giving rise to or that may give rise to a claim of indemnification hereunder, and (b) allow the indemnifying Party full control over the defense of such claim and (c) cooperate in the defense of such claim at the indemnifying Party’s expense. Notwithstanding any contrary provision in this Article, the failure to so notify, provide information and assistance shall not relieve the indemnifying Party of its obligations to the indemnified Party hereunder if and to the extent that the indemnifying Party is materially prejudiced thereby. If the indemnifying Party does not timely acknowledge its indemnification obligation hereunder with respect to such claim, or elects not to defend such claim, the indemnified Party shall have the right, but not the obligation, to defend and settle such claim until such time as the indemnifying Party acknowledges in writing its indemnification obligation hereunder with respect to such claim or elects in writing to defend and settle such claim in accordance with the indemnification provisions herein. The indemnified Party shall, at its own cost, have the right to participate in any legal proceeding, settlement negotiation or other like event, and to contest and defend a claim and to be represented by legal counsel of its choosing, but shall have no right to settle a claim without the prior written approval of the indemnifying Party.

7.4 Each Party shall cooperate with and provide to the other all information and assistance which the latter may reasonably request in connection with any claim entitling any party to indemnification hereunder.

7.5 No party shall be responsible for or bound by any settlement that imposes any obligation on it that is made without its prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

7.6 For avoidance of any doubt, this Section applies to the situation when (a) both Parties are named defendants, as well as (b) a Party is named a defendant and deems that it may have any right to recourse or indemnification against the other Party under this Agreement.

ARTICLE 8
CONFIDENTIALITY

8.1 For purposes of this Agreement, “Confidential Information” shall mean information and data in any medium, including oral, written or electronic, disclosed in connection with this Agreement, relating to the Purchased Assets or the transactions contemplated by this Agreement, along with any trade secrets, business information, technical information, or marketing information that the party disclosing the information deems confidential and has appropriately marked as such prior to disclosing such information to the receiving party. The terms and conditions of this Agreement (but not its existence) are deemed to be Confidential Information that shall not be disclosed to third parties without the written consent of the Parties, with the exception of any regulatory filings, press releases as set forth in Section 9.11, or disclosures to investors that a Party may be required to make under either applicable laws and regulations. Irrespective of the foregoing, Confidential Information shall not include information that (a) was reported as nonconfidential by EUCODIS in writing prior to disclosure, (b) was lawfully in the public domain prior to Closing, or becomes publicly available other than through breach of this Agreement, (c) is publicly disclosed pursuant to legal, judicial or administrative proceedings or otherwise required by law (including, without limitation, regulations promulgated by the U.S. Securities and Exchange Commission), subject to the MDI Parties giving all reasonable prior notice and assistance to EUCODIS to allow it to seek protective or other court orders; and/or (d) is approved for release in writing by EUCODIS. From and after the Closing, all Confidential Information relating to the Purchased Assets shall be deemed to be Confidential Information belonging to EUCODIS.

8.2 Each Party shall:

(a) strictly protect and maintain the confidentiality of the Confidential Information belonging to any other Party with at least a reasonable standard of care that is no less than that which it uses to protect similar confidential information of its own;

(b) not disclose, nor allow to be disclosed, the Confidential Information belonging to any other Party to any person other than to employees, consultants and counsel, on a need to know basis; provided, however, that such recipients of the Confidential Information are bound by obligations of confidentiality no less strict than those contained herein;

(c) unless otherwise expressly provided for in this Agreement, not use the Confidential Information belonging to any other Party for any purpose other than in relation to the exercise of its rights and obligations under this Agreement; and,

(d) take all necessary precautions to restrict access of the Confidential Information belonging to any other Party to unauthorized personnel; and immediately notify the Party to which the Confidential Information belongs in the event of any unauthorized disclosure or loss of such Confidential Information.

8.3 The MDI Parties shall not publish or otherwise disclose any Confidential Information about or in relation to the Purchased Assets generated or known to them before or after the Effective Date, without the explicit prior written approval of EUCODIS.

8.4 No Party shall assert that anything disclosed or discussed constitutes a waiver of attorney-client privilege or attorney work-product.

8.5 The Parties acknowledge and agree that monetary damages may not be adequate in the event of a default under this Article and that the non-defaulting Party shall be entitled, without the posting of a bond, to seek injunctive relief by a court or other body granting such relief, in which event such relief or receipt of monetary damages shall not constitute an election of remedies; and the non-defaulting Party is independently entitled to each and every remedy available by law for a default under this Article.

8.6 The provisions of this Article, from and after the Effective Date, shall supersede and fully replace any confidentiality obligations established between the Parties in relation to the Purchased Assets prior to the Effective Date.

ARTICLE 9
MISCELLANEOUS

9.1 Notice. All notices, requests, demands or other communications to or upon the respective Parties hereto shall be deemed to have been given or made the earlier of (a) actual receipt or refusal to accept receipt, (b) two (2) business days after deposit with a recognized overnight courier service, (c) receipt by facsimile or electronic means, when such delivery is confirmed by the recipient or his agent, or (d) five business days after mailing when deposited in the mails, registered mail or certified, return receipt requested, postage prepaid, addressed to the respective party at the following address (or to such other person or address as is specified elsewhere in this Agreement for specific purposes):

If to EUCODIS:	Eucodis Pharmaceuticals Forschungs – und Entwicklungs GmbH
Brunnerstrasser 59, 1235
1230, Vienna, Austria
Attention: Wolfgang Schoenfeld, M.D.

If to MDI:	Medical Discoveries, Inc.
1338 South Foothill Drive # 266
Salt Lake City, Utah 84108
Attention: Judy M. Robinett

If to MDI Oncology:	MDI Oncology, Inc.
1338 South Foothill Drive # 266
Salt Lake City, Utah 84108
Attention: Judy M. Robinett

The above addresses for receipt of notice may be changed by any Party by notice, given as provided herein, which notice shall be effective only upon actual receipt.

9.2 Entire Agreement. This Agreement contains the entire understanding of the Parties with regard to the transactions contemplated by this Agreement, superseding in all respects any and all prior oral or written agreements or understandings pertaining to the subject matter hereof, other than the Co-Development Contract. This Agreement can be amended, modified or supplemented only by an agreement in writing which is signed by the Parties to be charged.

9.3 Incorporation of Exhibits and Schedules. The Exhibits and Schedules attached to this Agreement are incorporated herein and are hereby made a part of this Agreement.

9.4 Severability. If and to the extent that any court of competent jurisdiction holds any provision or part of this Agreement to be invalid or unenforceable, such holding shall in no way affect the validity of the remainder of this Agreement before any other court or in any other jurisdiction.

9.5 Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of the Parties.

9.6 Assignment The benefits of this Agreement (but not the obligations set forth hereunder) can be assigned or otherwise transferred in whole or in part by either party without the transferring party receiving prior written consent of the other party; provided, however, that the rights of the non-transferring party under this Agreement remain unaffected.

9.7 Waiver. A waiver by any party of any of the terms and conditions of this Agreement in any instance shall not be deemed or construed to be a waiver of such term or condition for the future.

9.8 Headings. Headings in this Agreement are included for ease of reference only and have no legal effect.

9.9 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

9.10 Applicable Law. This Agreement is governed by and shall be construed in accordance with the laws of the State of Delaware, regardless of any conflicts of laws provisions. Any disputes under this Agreement shall be first submitted to resolution by the chief executive of the MDI Parties and CEO of EUCODIS, and if the said persons (or their nominees) cannot reach agreement on the disputed issue within a period of thirty (30) days, the Parties shall refer the issue to arbitration under the Rules of Arbitration of the American Arbitration Association, to which the Parties hereby consent. The arbitration shall take place in New York City, New York with three arbitrators, two of whom shall have significant experience in the biotech/pharmaceutical licensing area. The arbitration proceedings shall be conducted in the English language. The arbitrators shall apportion the expenses of the arbitration (including the legal fees and expenses incurred by the parties) between the parties. Any judgment of the arbitrators shall be enforceable in any court of competent jurisdiction.

9.11 Further Assurances. The Parties shall provide, grant and/or execute any additional documents or declarations and shall provide any other assistance that may reasonably be requested to enable EUCODIS to acquire and manage the Purchased Assets properly and in full. Except (a) as otherwise provided herein to the contrary, and (b) for the costs of recording any assignments to EUCODIS for the Patent Rights in patent offices worldwide, which cost shall be at the expense of EUCODIS, each of the Parties shall bear its own expenses, including without limitation the expenses relating to the duplication and delivery of documents and the expenses relating to the preparation of this Agreement, the documents referred to herein and the actions being taken (whether before or after the Effective Date) to enable such Party to comply with its representations, warranties, covenants and agreements contained herein.

9.12 Press Release. The Parties shall have the right to issue press releases relating to its entry into this Agreement; provided, however, that prior to release, the releasing Party provides the other Parties with a draft of the press release in sufficient time for the non-releasing Party to comment on the release. At no time shall any Party issue a release which places the other Parties at risk with any governmental authority as such relates to its public company position.

SIGNATURE PAGE

In Witness Whereof, the Parties have caused this Agreement to be duly executed in their respective names and on their behalf, on the date first above written.

EUCODIS PHARMACEUTICALS FORSCHUNGS- UND ENTWICKLUNGS GmbH	MEDICAL DISCOVERIES, INC.

By:	By:
Wolfgang Schoenfeld, M.D.	Judy Robinett

Title: Chief Executive Officer	Title: President & CEO

MDI ONCOLOGY, INC.

By:
Judy Robinett

Title: President & CEO